FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May 2004

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant’s announcement dated May 3, 2004 that Registrant has supplied over 1,500 VSATs during the past 12 months to ITC Limited.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Tal Payne —————————————— Tal Payne V.P. Finance

Dated: May 4, 2004

May 03, 2004

Gilat Satellite Networks announces milestone in ITC-IBD ‘E Choupal’ Project in India Cites major expansion of Project within the last six months, supplies close to 1,500 VSATs for remote sites in India

Petah Tikva, Israel, May 3, 2004 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced it has reached a major milestone in the supply of the Company’s Skystar 360E VSATs to ITC Limited in India, confirming that it has supplied during the past 12 months over 1,500 VSATs primarily for ITC’s ‘E-Choupal’ project.

Launched in June 2000 by the International Business Division (IBD) of ITC Limited, ‘E-Choupal’ has already become the largest initiative among all Internet-based interventions in rural India. ‘E-Choupal’ services today reach out to more than two million farmers across the country growing a range of crops – soybeans, coffee, wheat, rice, pulses, shrimp – in some 20,000 villages through 3,600 kiosks across six states (Madhya Pradesh,Maharashta, Karnataka, Andhra Pradesh ,Uttar Pradesh & Rajasthan). Part of the implementation of the ‘E-Choupal’ network is with Gilat’s long-time customer & system integrator HCL Comnet Ltd.

Mr. Siva Kumar CEO ITC-IBD said “The enthusiastic response from farmers has encouraged us to plan for the extension of the ‘E-Choupal’ initiative to 11 other states across India over the next few years. There are plans to channelize services related to micro-credit, insurance, health and education through the same ‘E-Choupal’ infrastructure.”

Avihu Bergman, Gilat’s Executive VP Sales, said, “India continues to fulfill its promise as one of the world’s fastest-growing markets for VSAT technology. With the acceleration in the deployment of ‘E-Choupal’ sites by ITC, we feel vindicated in our continued commitment to this project and the Indian market. “

Bergman added, ” The ‘eChoupal’ project is a case study for rural farmers from different geographies who can benefit from the pioneering work done by ITC for this project. We also find it gratifying to know that our technology is used to bring the power of high-speed Internet access – as well as interactive data applications – to rural farmers through out the country. We will be continuing our successful relationship with ITC Limited and HCL Comnet Limited which helps ensure and maintain our leadership in the Indian VSAT market.”

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with close to 500,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition the Company markets the Skystar Advantage®, DialAw@y® IP, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 80 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Interview with Mr. Sivakumar, CEO – Agri Businesses, ITC Limited, India

1.Could you please explain the business rationale of eChoupal project?
Rural India is a difficult environment for business. Infrastructure – roads, power, telecom – is weak. Market institutions – information, risk transfer, finance – are still evolving. Lack of access to modern resources has resulted in under-trained workforce, leading to subsistence incomes. These and many other constraints dissuade many companies from taking on the challenge of rural commerce. Yet, such an engagement can result in a “win-win” agenda.

ITC eChoupal deploys modern tools and business processes to tackle these inefficiencies and overcome the constraints, contributing to increases in rural incomes while creating new business opportunities for the company.

2.What are the benefits that farmers have reaped out of this network and what benefits have ITC gained from this network?
ITC’s eChoupals – Internet kiosks in the villages – represent an approach to seamlessly connect subsistence farmers with global markets. The network of these eChoupals – each operated by a local farmer from within the community – allow for a “virtual integration of the supply chain” eliminating the several inefficiencies of the traditional disconnected chain. The specially designed local language web portals provide access to real-time information on prices & weather and customized knowledge on farm practices.

The farmers benefit by improving their farm productivity and realizing better prices for their crops, and a sense of dignity & confidence in being connected with the rest of the world.

ITC benefits through lower transaction costs, and better traceability of the source of raw material for its food & agribusinesses.

3.What are the impediments you faced in starting up the complex network especially in villages with very poor infrastructure?
State-of-the-art technology requires localization to overcome the challenges of poor infrastructure and the digital divide that exists in rural India.

Accordingly, focus went into (a) managing the vagaries of local power availability through UPS / rechargeable batteries and renewable power sources such as Solar energy (b) developing user interfaces in the local language (different languages are spoken across different regions of India) which are iconic and intuitive for the first-time computer users (c) connecting the Last Mile, as the Internet is the primary medium for the choupal, through VSAT / wireless connectivity solutions, and (d) training the first-time Internet users.

4. What were your considerations when you made a decision to choose VSAT as a medium of communication for this network?
Remoteness of the locations, reliability of the connection to Internet and scalability in the bandwidth requirement.

5.What are ITC’s growth plans for this network?
ITC eChoupal is surging towards the vision of reaching 100,000 villages by 2010 and servicing 10 million farming households. With an estimated 30% growth in farm incomes through eChoupal interventions, the quality of life in rural India will improve significantly.

6.What is the time frame ITC have kept in mind for break-even?
eChoupal is akin to infrastructure project, accordingly the returns will be back-ended. We are expecting a pay-back in about five years.

7.What is your advise to Rural based Commercial Organizations / NGOs / Social Organizations who are planning similar networks in other countries?
Sustainability – on multiple dimensions – the key driver behind such rapid scale up, is a derivative of (a) the business and cost model rigor, (b) lessons learnt in adapting to different socio-agro-economic conditions and (c) the strength of conceptual underpinning – goals of shareholder value maximization and social wealth creation are neither mutually exclusive nor subordinate to each other, instead, are deeply intertwined.

8.What made you choose Gilat and how is your experience with them?
Gilat’s expertise in developing innovative solutions and experience in deploying affordable technologies in developing economies fitted well with the ITC eChoupal vision and principles. Gilat is very proactive in offering insights for adapting the technologies to the challenging terrain.

Investor Relations
+1 703- 848-1515

tim.perrott@spacenet.com

Gilat Media Contact:
Barry Spielman,
Senior Director, Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com